SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Metro Bank Engages Employees for Better Customer Service with NICE Workforce Management in the Cloud, Dated July 03, 2017.

99.2 NICE Introduces NICE COMPASS Compliance Assurance Software to Help Banks Automate Compliance to Meet Growing Financial Communication Regulations, Dated July 10, 2017.

99.3 How to Deliver Smarter, Faster Customer Service: NICE Global Webinar Series to Discuss the Best Tools and Technology for Achieving This, Dated July 24, 2017.

99.4 NICE Actimize Voted Best Anti-Money Laundering Compliance Solution Provider in 2017 Waters Magazine Rankings for the 4th Year in a Row, Dated July 26, 2017.

99.5 NICE inContact Introduces CXone – the World’s No. 1 Cloud Customer Experience Platform, Dated July 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Yechiam Cohen Name: Yechiam Cohen Title: Corp. VP, General Counsel Dated: August 2, 2017

EXHIBIT INDEX

CONTENTS

99.1 Metro Bank Engages Employees for Better Customer Service with NICE Workforce Management in the Cloud, Dated July 03, 2017.

99.2 NICE Introduces NICE COMPASS Compliance Assurance Software to Help Banks Automate Compliance to Meet Growing Financial Communication Regulations, Dated July 10, 2017.

99.3 How to Deliver Smarter, Faster Customer Service: NICE Global Webinar Series to Discuss the Best Tools and Technology for Achieving This, Dated July 24, 2017.

99.4 NICE Actimize Voted Best Anti-Money Laundering Compliance Solution Provider in 2017 Waters Magazine Rankings for the 4th Year in a Row, Dated July 26, 2017.

99.5 NICE inContact Introduces CXone – the World’s No. 1 Cloud Customer Experience Platform, Dated July 31, 2017.

1